
                              SECURITIES AND EXCHANGE COMMISSION                                        --------------------------
                                    WASHINGTON, D.C. 20549                                                    OMB Approval
                                         FORM N-17f-2                                                   --------------------------
                                                                                                        OMB Number:      3235-0360
                       Certificate of Accounting of Securities and Similar                              Expires:     July 31, 1994
                                 Investment in the Custody of                                           Estimated average burden
                                Management Investment Companies                                         hours per response... 0.05

                           Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:                                       Date examination completed

       811-7874                                                               2/26/03
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2. State identification Number:  N/A
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     AL                  AK                  AZ                  AR                  CA                  CO
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     CT                  DE                  DC                  FL                  GA                  HI
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     ID                  IL                  IN                  IA                  KS                  KY
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     LA                  ME                  MD                  MA                  MI                  MN
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     MS                  MO                  MT                  NE                  NV                  NH
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     NJ                  NM                  NY                  NC                  ND                  OH
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     OK                  OR                  PA                  RI                  SC                  SD
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     TN                  TX                  UT                  VT                  VA                  WA
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     WV                  WI                  WY                  PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in representation statement:

      One Group Investment Trust

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4. Address of principal executive office (number, street, city, state, zip code):

      1111 Polaris Parkway, Columbus, OH 43240
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                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees of One Group Investment Trust


We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Balanced Portfolio, the Mid Cap Growth Portfolio, the Large Cap Growth Portfolio, the Equity Index Portfolio, the Diversified Equity Portfolio, the Diversified Mid Cap Portfolio, the Government Bond Portfolio, the Mid Cap Value Portfolio and the Bond Portfolio (separate portfolios constituting One Group Investment Trust, hereafter referred as the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of February 26, 2003 as it relates to the collateral held at Bank One Trust Company, N.A. in exchange for securities lent on behalf of the Funds. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of February 26, 2003, with respect to collateral held in exchange for securities lent on behalf of the Funds for the period from December 31, 2002, through February 26, 2003:

..        Confirmation, or other procedures as we considered necessary, of all securities held as collateral in book entry form by the Depository Trust Company, the Federal Reserve Bank and broker/banks;

..        Confirmation, or other procedures as we considered necessary, of all repurchase agreements and underlying collateral with brokers/banks;

..        Confirmation, or other procedures as we considered necessary, of all
         Master Note Agreements, Letters of Credit Agreements entered into with brokers/banks as collateral;

..        Reconciliation of all such securities held as collateral by Bank One
         Trust Company, N.A. in exchange for securities lent on behalf of the Funds to the books and records of the Funds and Bank One Trust Company, N.A. and;


We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 26, 2003 is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.


PricewaterhouseCoopers LLP

Chicago, Illinois
April 26, 2003

      MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF
                       THE INVESTMENT COMPANY ACT OF 1940


We, as members of management of the Balanced Portfolio, the Mid Cap Growth Portfolio, the Large Cap Growth Portfolio, the Equity Index Portfolio, the Diversified Equity Portfolio, the Diversified Mid Cap Portfolio, the
Government Bond Portfolio, the Mid Cap Value Portfolio and the Bond Portfolio (separate portfolios constituting One Group Investment Trust, hereafter referred as the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of February 26, 2003, as it relates to the collateral held in exchange for securities lent on behalf of the Funds.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of February 26, 2003, with respect to collateral held in exchange for securities lent on behalf of the Funds.


One Group Investment Trust

By:   /s/ GARY YOUNG
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      Gary Young, Assistant Treasurer
      One Group Investment Trust